# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BNB Plus Corp., CIK 0000744452
CUSIP: 03815U607
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 25 HEALTH SCIENCES DRIVE, STONY BROOK, New York (NY), 11790
Date of event which requires filing of this statement: 05/28/2026
Filed by CIK 0002136086
Persons authorized to receive notices and communications: Michael Komaransky, 10830 SW 69 Ave, Pinecrest, Florida (FL), 33156, 786-778-1559

## Reporting persons
- KGPLA HOLDINGS LLC (CIK 0002136086): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: bank loan (BK); sole voting power 0; shared voting power 1,798,500; sole dispositive power 0; shared dispositive power 1,798,500; aggregate amount beneficially owned 1,798,500 (19.9% of the class)
  Comment: (13) Based on 7,197,228 shares of common stock issued and outstanding as of May 12, 2026, as set forth on the cover page of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed on May 15, 2026.
  
  Includes 1,798,500 shares of Common Stock (described in 1(a) below) issuable upon conversion of Series B-1 Convertible Preferred Stock shares. As more fully described in Item 4, these shares of preferred stock are subject to a 19.99% beneficial ownership blocker and the percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) give effect to such blocker.
- KOMARANSKY MICHAEL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,798,500; sole dispositive power 0; shared dispositive power 1,798,500; aggregate amount beneficially owned 1,798,500 (19.9% of the class)
  Comment: (13) Based on 7,197,228 shares of common stock issued and outstanding as of May 12, 2026, as set forth on the cover page of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed on May 15, 2026.
  
  Includes 1,798,500 shares of Common Stock (described in 1(a) below) issuable upon conversion of Series B-1 Convertible Preferred Stock shares. As more fully described in Item 4, these shares of preferred stock are subject to a 19.99% beneficial ownership blocker and the percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) give effect to such blocker.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: BNB Plus Corp.
Address of issuer's principal executive offices: 25 HEALTH SCIENCES DRIVE, STONY BROOK, New York (NY), 11790

## Item 2. Identity and Background
Name of person filing: This statement is filed by KGPLA Holdings LLC, a Delaware limited liability company ("KGPLA"), and Michael Komaransky, an individual ("Komaransky"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Komaransky is the manager of KGPLA. By virtue of this relationship, Komaransky is deemed to beneficially own the securities beneficially owned by KGPLA. Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of KGPLA and Komaransky is 10830 SW 69 Ave, Pinecrest, FL 33156.
Present principal occupation or employment: KGPLA is holding company for various investments. The principal occupation of Komaransky is an investor.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: KGPLA is a Delaware limited liability company. Komaransky is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Private Placement and Inducement Transaction

On May 26, 2026, BNB Plus Corp., a Delaware corporation (the "Company"), entered into agreements to issue in one or more offerings up to an aggregate amount of $5 million of the Company's securities in a convertible preferred equity private placement financing pursuant to: a Securities Purchase Agreement (the "SPA") with accredited investors ("Purchasers") whereby Purchasers were to invest in the Company's securities in U.S. dollars or stablecoins recognized by the GENIUS Act.

The private placement transaction discussed herein is referred to as the "Offering".

Securities Purchase Agreement

Pursuant to the SPA, the Company agreed to sell and issue to each Purchaser, at an offering price of $1.05 per share, Series B-1 Convertible Preferred Stock ("Series B-1 Preferred Stock"), and/or Series B-1 Prefunded Preferred Stock Purchase Warrants in lieu thereof (the "Series B-1 Prefunded Warrants"), and Series F Common Stock Purchase Warrants (the "Common Warrants") to purchase a number of shares of $0.001 par value common stock of the Company ("Common Stock") equal to 100% of the shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock issued to the Purchaser in connection with the SPA.

KGPLA Holdings LLC ("KGPLA") was a Purchaser in the Offering, which as to KGPLA's investment closed on May 28, 2026, pursuant to which KGPLA acquired 2,380,953 shares of Series B-1 Preferred Stock and Common Warrants to purchase 2,380,953 shares of Common Stock in consideration for an aggregate of $2.5 million in cash.

The cash used for the acquisition of the Series B-1 Preferred Stock and Warrants was transferred to KGLPA from its parent, and was obtained from the proceeds of a margin loan arrangement with Charles Schwab on customary terms, including a floating annual interest rate equal to the federal funds rate plus 1.25%, which is currently 5%.

Additional Terms

Each Common Warrant is exercisable for one share of Common Stock at the exercise price of $0.76 per share of Common Stock (the "Common Warrant Shares"). The Common Warrants are exercisable for cash immediately upon issuance and thereafter may be exercised at any time until three (3) years after issuance. The Common Warrants may also be exercised on a cashless basis at any time beginning six (6) months after their initial issuance if, at the time of exercise, there is no effective registration statement registering, or the prospectus contained therein is not available for, the resale of the Common Warrant Shares by the holder thereof and are subject to cancellation by the Company if they are not exercised after certain specified trading criteria of the Common Stock is satisfied.

KGPLA's ability to exercise its Common Warrants in exchange for Common Warrant Shares is subject to a 19.99% beneficial ownership limitations set forth therein.

Guaranty Agreement

In connection with the SPA and a separate Warrant Inducement and Exchange Agreements (each an "Inducement Agreement"), entered into with certain other persons (the "Exchanging Holders"), certain subsidiaries of the Company (the "DATS Subsidiaries") agreed to execute a guaranty in favor of the holders of the Preferred Stock and Prefunded Warrants.

Registration Rights Agreement

In connection with the SPA and the Inducement Agreement, the Company, Purchasers, and Exchanging Holders entered into a Registration Rights Agreement dated May 26, 2026, pursuant to which the Company will agree to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") within thirty (30) days of the date of the Registration Rights Agreement, registering, as applicable, the resale of the Common Stock issuable upon conversion of the Preferred Stock (the "Preferred Stock Shares"), the shares of Common Stock issuable upon exercise of the Series B-1 Prefunded Warrants and certain Series B-2 Prefunded Warrants (the "Prefunded Warrant Shares"), and Common Warrant Shares. The Registration Rights Agreement will also cover the registration of the resale of the Preferred Stock Shares, Prefunded Warrant Shares, and Common Warrant Shares issuable to Purchasers and Exchanging Holders who enter into the SPA or Inducement Agreement after the initial closing and prior to June 15, 2026.

Holders of Preferred Stock have the right to require the Company to redeem all or any portion of such holder's Preferred Stock for cash upon a Fundamental Transaction (including a Liquidation Event), Delisting Event, Treasury Value Event, Warrant Ratchet Event, or Event of Default, as each term is defined in the relevant Certificate of Designation evidencing the applicable Preferred Stock (the "Certificate of Designations").

Preferred Stock Terms

Annual Dividends

The Preferred Stock is entitled to an annual dividend on the Preferred Stock's Accumulated Liquidation Preference, defined below, and which shall be payable quarterly in arrears. Until the first quarterly dividend payment required after the second anniversary of the initial issuance of the Preferred Stock, the Company may, in its sole discretion, choose to pay dividends required under the Certificate of Designations in a dollar amount expressed as an amount per shares of Preferred Stock, which amount will increase such Preferred Stock's stated value. Following the second year anniversary of the initial issuance of the Preferred Stock all dividend payments are required to be made in cash. The Series B-1 Preferred Stock carries an annual dividend rate of 8%.

Liquidation and Dividend Preferences

As defined in the Certificate of Designations, the Series B-1 Preferred Stock has an "Initial Liquidation Preference" of $1.05 and an "Accumulated Liquidation Preference" which equals $1.05 plus any and all dividends.

The "Liquidation Preference" of the Series B-1 Preferred Stock equals an amount equal to (x) 1.5 multiplied by (y) the Accumulated Liquidation Preference plus (z) accrued and unpaid dividends, whether or not declared, that have not yet been compounded and added to the Accumulated Liquidation Preference.

Subject to a maximum distribution of two (2.0) times the Liquidation Preference per share, the Series B-1 Preferred Stock ranks senior to Common Stock and Series B-2 Preferred Stock, with respect to the distribution of assets upon the Company's liquidation, dissolution or winding up, until such Preferred Stock has received an amount equal to its Liquidation Preference, at which point holders of Preferred Stock will participate on a pro-rata as-converted basis with holders of Common Stock in the distribution of any remaining assets of the Company available for distribution to stockholders.

In addition, the holders of Preferred Stock may elect to receive the amounts they would have received upon the distribution of assets upon the Company's liquidation, dissolution or winding up, had such holder converted their Preferred Stock into Common Stock immediately prior to the liquidation event.

Pursuant to the Certificate of Designations, the Company cannot issue capital stock that ranks senior to, or equally with, the Preferred Stock with respect to the (i) distribution of assets upon the Company's liquidation, dissolution or winding up, and (ii) payment of dividends (without regard to whether or not dividends accumulate cumulatively), without the prior approval of holders representing a majority of the outstanding shares of Series B-1 Preferred Stock.

Right to Vote with Holders of Common Stock

The holders of Preferred Stock will have the right to vote together as a single class with the holders of Common Stock on each matter submitted for a vote or consent by the holders of Common Stock, and (i) the Preferred Stock of each holder will entitle such holder to be treated as if such holder were the holder of record, as of the record or other relevant date for such matter, of a number of shares of Common Stock equal to the number of shares of Common Stock that would be issuable upon conversion of such Preferred Stock, subject to the terms of conversion in the Certificate of Designations, assuming such Preferred Stock were converted on such record or other relevant date; and (ii) the holders will be entitled to notice of all stockholder meetings or proposed actions by written consent in accordance with the Company's Certificate of Incorporation, as amended, Bylaws, and the Delaware General Corporation Law as if the holders were holders of Common Stock.

Protective Provisions

While any Series B-1 Preferred Stock remains outstanding, the Company may not take certain significant actions without the approval of holders representing a majority of the outstanding Series B-1 Preferred Stock, which majority is currently held by KGPLA. These protective provisions apply to, among other things, the issuance of additional preferred or senior securities; amendments to organizational or governing documents that adversely affect the Series B-1 Preferred Stock; liquidation events or fundamental transactions that do not provide holders with at least their liquidation preference and the right to receive payment in cash or liquid digital treasury assets; the creation of securities ranking senior or pari passu to the Series B-1 Preferred Stock; dividends, redemptions or repurchases of junior securities; incurrence of liens or indebtedness above specified thresholds; material transfers or misuse of digital treasury assets; waivers of events of default; and a broad range of actions involving any DAT Subsidiary, including reorganizations, insolvency actions, asset sales, changes to organizational documents, intercompany transfers, commingling of assets, or amendments impairing the guaranty.

Conversion Rights

The Convertible Preferred Stock is convertible solely at the option of the holders, subject to any applicable beneficial ownership limitations. KGPLA's ability to convert the Series B-1 Preferred Stock into Common Stock is subject to a 19.99% beneficial ownership limitation.
.
Upon conversion, holders are entitled to receive a number of shares of Common Stock determined by dividing the liquidation preference of the converted preferred shares by the applicable conversion price, initially resulting in a one-for-one conversion ratio, subject to customary anti-dilution adjustments. Fractional shares are not issuable, with cash payable in lieu thereof. The Company is generally required to deliver the conversion consideration within two trading days following the conversion date, and holders become record owners of the underlying Common Stock as of the close of business on the applicable conversion date.

The conversion price is subject to customary adjustment provisions for stock dividends, stock splits, stock combinations, tender offers, exchange offers and similar recapitalization events, as well as broader "Common Stock Change Events," including mergers, consolidations, asset sales and similar transactions. In such events, holders will thereafter be entitled to receive the same type and amount of property that holders of Common Stock would have received in the transaction. The certificate also includes customary provisions governing calculation methodologies, deferred adjustments below a one percent threshold, notices of adjustments, treatment under stockholder rights plans, and execution of supplemental agreements to preserve holder economics following corporate transactions.

The Company may voluntarily reduce the conversion price for limited periods if approved by the board and otherwise permitted by law and stock exchange rules, although any reduction reasonably expected to create adverse tax consequences for holders requires approval of a majority of the outstanding Preferred Stock. Certain issuances of Common Stock, including employee equity issuances, preexisting warrants or convertible securities, dividend reinvestment plans, and approved commercial arrangements, do not trigger conversion price adjustments.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise. Other than as discussed above, or in connection with the Transactions, defined above in Item 3, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as discussed above and except that the Reporting Persons currently contemplate acquiring additional securities of the Issuer from time to time in open market or private purchases subject to market conditions and other factors; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above, except as discussed above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto. Komaransky may be deemed to have shared power with KGPLA, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by KGPLA.
Transactions in the class effected during the past sixty days: See Item 3, above.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
A copy of the Certificate of Designation of the Series B 1 Preferred Stock and Series F Common Stock Purchase Warrants, as well as the Form of Securities Purchase Agreement, Registration Rights Agreement and Guaranty Agreement described in Item 3 above are incorporated by reference herein.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1* Joint Filing Agreement by and among KGPLA Holdings LLC and Michael Komaransky, dated June 4, 2026 (filed herewith)

99.2** Certificate of Designation of Series B-1 Preferred Stock (https://www.sec.gov/Archives/edgar/data/744452/000110465926066610/tm2615620d1_ex3-1.htm)

99.3** Form of Series F Common Stock Purchase Warrant (https://www.sec.gov/Archives/edgar/data/744452/000110465926066610/tm2615620d1_ex4-3.htm)

99.4** Form of Registration Rights Agreement, dated May 26, 2026 (https://www.sec.gov/Archives/edgar/data/744452/000110465926066610/tm2615620d1_ex10-4.htm)

* Filed herewith.
** Incorporated by reference herein.

## Signatures
- KGPLA HOLDINGS LLC: /s/ Michael Komaransky, Manager (06/04/2026)
- KOMARANSKY MICHAEL: /s/ Michael Komaransky, Michael Komaransky (06/04/2026)